UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No.___)*


                           Spurlock Industries, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   852190107
                                (CUSIP Number)

      Borden, Inc., Borden Chemical, Inc., Borden Holdings, Inc.,
      BW Holdings LLC, KKR Associates, SII Acquisition Company,
                          Whitehall Associates, L.P.
                    c/o Kohlberg Kravis Roberts & Co., L.P.
            9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 18, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / / (A fee is or required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










































                              PAGE 2 of 20 PAGES
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

                                 SCHEDULE 13D

CUSIP No. 852190107                            Page  2  of 20  Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          BORDEN CHEMICAL, INC.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (b)

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     OO (see item 3)
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7                  SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIAL-   8                  SHARED VOTING POWER
 LY OWNED
    BY                 3,695,800*
   EACH       9                  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH
             10  SHARED DISPOSITIVE POWER

                            0
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,695,800*
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.2%*
 14  TYPE OF REPORTING PERSON*

          CO, HC

* Beneficial ownership is based solely on the provisions of a Voting Agreement, pursuant to which among other things, the Stockholders have agreed to vote the shares shown as beneficially owned in favor of the Merger and of certain related agreements and actions and against certain other enumerated related actions or agreements and have agreed to restrictions on transfer of the shares shown as beneficially owned, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 852190107                            Page   3   of   20  Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SII ACQUISITION COMPANY
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) / /

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Virginia

              7                  SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIAL-   8                  SHARED VOTING POWER
 LY OWNED
    BY                 3,695,800*
   EACH       9                  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH
             10  SHARED DISPOSITIVE POWER

                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,695,800*

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.2%*
 14  TYPE OF REPORTING PERSON*

          CO, HC

     Beneficial ownership is based solely on the provisions of a Voting Agreement, pursuant to which among other things, the Stockholders have agreed to vote the shares shown as beneficially owned in favor of the Merger and of certain related agreements and actions and against certain other enumerated related actions or agreements and have agreed to restrictions on transfer of the shares shown as beneficially owned, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 852190107                            Page   4   of   20   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BORDEN, INC.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) / /

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey

              7                  SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIAL-   8                  SHARED VOTING POWER
 LY OWNED
    BY                 3,695,800*
   EACH       9                  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH
             10  SHARED DISPOSITIVE POWER

                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,695,800*
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                            / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.2%*

 14  TYPE OF REPORTING PERSON*

          CO, HC
* Beneficial ownership is based solely on the provisions of a Voting Agreement, pursuant to which among other things, the Stockholders have agreed to vote the shares shown as beneficially owned in favor of the Merger and of certain related agreements and actions and against certain other enumerated related actions or agreements and have agreed to restrictions on transfer of the shares shown as beneficially owned, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 852190107                            Page   5   of   20   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BORDEN HOLDINGS, INC.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) / /

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7                  SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIAL-   8                  SHARED VOTING POWER
 LY OWNED
    BY                 3,695,800*
   EACH       9                  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH
             10  SHARED DISPOSITIVE POWER

                            0
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,695,800*
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.2%*

 14  TYPE OF REPORTING PERSON*

          CO, HC
* Beneficial ownership is based solely on the provisions of a Voting Agreement, pursuant to which among other things, the Stockholders have agreed to vote the shares shown as beneficially owned in favor of the Merger and of certain related agreements and actions and against certain other enumerated related actions or agreements and have agreed to restrictions on transfer of the shares shown as beneficially owned, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 852190107                  Page   6   of    20    Pages



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BW HOLDINGS, LLC
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) / /

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7                  SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIAL-   8                  SHARED VOTING POWER
 LY OWNED
    BY                 3,695,800*
   EACH       9                  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH
             10  SHARED DISPOSITIVE POWER

                            0
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,695,800*
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.2%*
 14  TYPE OF REPORTING PERSON*

          OO, HC

* Beneficial ownership is based solely on the provisions of a Voting Agreement, pursuant to which among other things, the Stockholders have agreed to vote the shares shown as beneficially owned in favor of the Merger and of certain related agreements and actions and against certain other enumerated related actions or agreements and have agreed to restrictions on transfer of the shares shown as beneficially owned, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 852190107                                 Page   7   of   20   Pages



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WHITEHALL ASSOCIATES, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) / /

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7                  SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIAL-   8                  SHARED VOTING POWER
 LY OWNED
    BY                 3,695,800*
   EACH       9                  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH
             10  SHARED DISPOSITIVE POWER

                            0
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,695,800*
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.2%*
 14  TYPE OF REPORTING PERSON*

          PN

* Beneficial ownership is based solely on the provisions of a Voting Agreement, pursuant to which among other things, the Stockholders have agreed to vote the shares shown as beneficially owned in favor of the Merger and of certain related agreements and actions and against certain other enumerated related actions or agreements and have agreed to restrictions on transfer of the shares shown as beneficially owned, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION
                                      13D

                                 SCHEDULE 13D

CUSIP No. 852190107                                    Page  8  of  20  Pages



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KKR ASSOCIATES
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) / /

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

              7                  SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIAL-   8                  SHARED VOTING POWER
 LY OWNED
    BY                 3,695,800*
   EACH       9                  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH
             10  SHARED DISPOSITIVE POWER

                            0
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,695,800*
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.2%
 14  TYPE OF REPORTING PERSON*

          PN

* Beneficial ownership is based solely on the provisions of a Voting Agreement, pursuant to which among other things, the Stockholders have agreed to vote the shares shown as beneficially owned in favor of the Merger and of certain related agreements and actions and against certain other enumerated related actions or agreements and have agreed to restrictions on transfer of the shares shown as beneficially owned, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

          This statement relates to shares of common stock, no par value per share, of Spurlock Industries, Inc. ("Issuer Common Stock"), a Virginia

corporation (the "Issuer").  The principal executive offices of the Issuer are located at 209 West Main Street, Waverley, Virginia 23890.


Item 2.  Identity and Background.

          This statement is being filed jointly by Borden Chemical, Inc., a

Delaware corporation ("BCI"), Borden, Inc., a New Jersey corporation

("Borden"), Borden Holdings, Inc., a Delaware corporation ("Borden

Holdings"), BW Holdings, LLC, a Delaware limited liability company ("BW

Holdings"), SII Acquisition Company, a Virginia corporation ("Newco"),

Whitehall Associates, L.P., a Delaware limited partnership ("Whitehall

Associates"), and KKR Associates, a New York limited partnership ("KKR

Associates" and, together with BCI, Borden, Borden Holdings, BW Holdings,

Newco and Whitehall Associates, the "Reporting Persons").  The agreement among the Reporting Persons relating to joint filing of this statement is attached as Exhibit 1 hereto.

          BCI is engaged primarily in manufacturing, processing, purchasing and distributing a broad range of products in the chemical industry.  Newco is a subsidiary of BCI, which is not engaged in any line of business and was formed in connection with the entering into of the Merger Agreement and

Voting Agreement(each as defined below).

          Borden is engaged primarily as a holding company whose most significant subsidiary is BCI.  Borden Holdings is a holding company engaged solely in holding all of the capital stock of Borden.

          BW Holdings is a holding company holding, along with the capital stock of other entities, all of the capital stock of Borden Holdings.  The address of the principal business and office of BCI, Newco and Borden is 180

East Broad Street, Columbus, Ohio 43215.  The address of the principal business and office of Borden Holdings and BW Holdings is 2711 Centerville

Road, Wilmington, Delaware 19808.

          Information concerning the directors and executive officers of BCI,

Newco, Borden and Borden Holdings is contained in Schedule A attached hereto.

          Whitehall Associates is principally engaged in the business of investing in securities.  The address of the principal business and office of

Whitehall Associates is 9 West 57th Street, New York, New York 10019.

          The sole general partner of Whitehall Associates is KKR Associates.

KKR Associates is principally engaged in the business of investing through partnerships in industrial and other companies.  The address of its principal business and office is 9 West 57th Street, New York, New York 10019.

          Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell,

Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T.

Tokarz, Clifton S. Robbins, Scott M. Stuart, Edward A. Gilhuly and Perry

Golkin are the general partners of KKR Associates.  Messrs. Kravis, Roberts,

MacDonnell, Raether, Michelson, Greene, Tokarz, Robbins, Stuart, Gilhuly and

Golkin are each United States citizens, and the present principal occupation or employment of each is as a member of KKR & Co. L.L.C., a Delaware limited liability company and the general partner of Kohlberg Kravis Roberts & Co.

L.P.  ("KKR"), a private investment firm, the addresses of which are 9 West

57th Street, New York, New York 10019, and 2800 Sand Hill Road, Suite 200,

Menlo Park, California 94025.  The business address of Messrs. Kravis,

Raether, Tokarz, Robbins, Stuart and Golkin is 9 West 57th Street, New York,

New York 10019; the business address of Messrs. Roberts, MacDonnell, Michelson,

Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California

94025.

          During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2 or Schedule A hereto:  (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii)

was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.  Source and Amount of Funds or Other Consideration.

          As more fully described in Item 4 hereof, Newco, BCI and the persons set forth on Schedule B hereof (such persons the "Stockholders"), who together are the record and/or beneficial owners of 3,695,800 shares of

Issuer Common Stock (the "Subject Shares"), have entered into the Voting

Agreement described in Item 4.  The transactions contemplated by the Voting

Agreement (which is the basis for the beneficial ownership of the Subject

Shares by the Reporting Persons) are not expected to require the expenditure of any funds.

          The Stockholders entered into the Voting Agreement to induce Newco to enter into the Merger Agreement.


Item 4.  Purpose of Transaction.

          On December 18, 1998, BCI, Newco and Issuer entered into an

Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Newco with and into Issuer, whereupon the separate existence of Newco will cease and the Issuer will continue as the surviving corporation.

          At the effective time of the Merger (the "Effective Time"), each share of Issuer Common Stock issued and outstanding immediately prior to the

Effective Time (other than (i) shares of Issuer Common Stock owned by the

Issuer or by Newco and (ii) shares of Issuer Common Stock subject to dissenters rights) will be automatically canceled and converted into the right to receive cash.

          In addition, at the Effective Time, each stock option granted to any current or former employee or director pursuant to the Company's 1995

Stock Incentive Plan to purchase shares of Issuer Common Stock that is issued and outstanding immediately prior to the Effective Time will be converted into cash consideration.

          Because approval of Issuer's stockholders is required by applicable law in order to consummate the Merger, Issuer will submit the Merger to its stockholders for approval.  Pursuant to the Voting Agreement, the

Stockholders have agreed to vote an aggregate of approximately 56% of the shares of Issuer Common Stock issued and outstanding as of December 18, 1998 in favor of the Merger. If consummated, the Merger will result in BCI and its affiliates becoming the controlling stockholders of the Issuer.

          The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective

Time, Newco or the Issuer may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

          Concurrently with and as a further condition to the execution and delivery of the Merger Agreement, BCI, Newco and the Stockholders entered into a Voting Agreement dated as of December 18, 1998 (the "Voting

Agreement") relating to the Subject Securities.  If the Merger Agreement is

terminated in accordance with its terms, the covenants and agreements contained in the Voting Agreement (other than covenants and agreements described in the next paragraph) with respect to the Subject Securities will also terminate at such time.  Subject to the foregoing and to certain exceptions and conditions, the Stockholders have agreed pursuant to the Voting Agreement to vote, and have granted to BCI a revocable proxy to vote, the Subject Shares in favor of the Merger and of certain related agreements and actions and against certain other enumerated related actions or agreements.  Subject to the terms and conditions of the Voting Agreement, the Stockholders have also agreed, among other things, to restrictions upon the transfer of the Subject Securities, to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions.

          If (A) the Merger Agreement is terminated for any reason (other than termination, in certain circumstances, by the Issuer where BCI is in material breach thereof or termination by mutual written consent of BCI and the Issuer) and (B) within twelve months thereafter the Issuer enters into an agreement with respect to any Third Party Acquisition (as defined in the

Merger Agreement), which Third Party Acquisition subsequently occurs and (C)

pursuant to such Third Party Acquisition any Stockholder receives consideration having a fair market value (as defined in the Voting Agreement)

on a per share basis in excess of $3.40 per share (the "per share excess amount")(equitably adjusted in a manner reasonably satisfactory to the

Stockholders and BCI to reflect any share split, share distribution,

combination, spin-off, recapitalization, reclassification or other similar transaction by the Issuer), then each such Stockholder shall pay to BCI,

within three business days following receipt of such consideration, an amount in cash equal to the product of (x) such Stockholder's Subject Shares, plus any shares of Issuer Common Stock acquired from the date of the Voting

Agreement through the date of the termination of the Merger Agreement,

multiplied by (y) the percentage of such Stockholder's shares of Issuer

Common Stock as of the date of such Third Party Acquisition which are exchanged for such consideration, multiplied by (z) the per share excess amount.

          If the Merger is completed as planned, (i) the board of directors and officers of the Issuer will consist of the directors and officers of

Newco at the time of the Merger.

          At the Effective Time, (i) the certificate of incorporation of

Issuer, as in effect immediately prior to the Effective Time, shall be amended so as to read in its entirety in the form set forth as Exhibit A to the Merger Agreement and (ii) the by-laws of Newco as in effect at the

Effective Time shall be the by-laws of the Issuer.  The authorized capital stock of Newco consists of 100 shares of common stock, par value $.01 per share, all of which are owned by BCI.

          If the Merger is completed as planned, the Issuer intends to seek,

if in conformity with applicable law and regulation, to have the shares of

Issuer Common Stock deregistered under the Exchange Act.  In addition, if the merger is completed as planned, there would be no further trading of the

Issuer Common Stock on the NASDAQ Over-the-Counter Bulletin Board.

          The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2 and 3 hereto, and which are incorporated herein by reference.

          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D

(although subject to the provisions of the Merger Agreement they reserve the right to develop such plans).


Item 5.  Interest in Securities of the Issuer.

          (a) and (b)  As of December 18, 1998, BCI and Newco owned no shares of Issuer Common Stock.

          However, as of December 18, 1998, under the definition of

"beneficial ownership" as set forth in Rule 13d-3 under the Securities and

Exchange Act of 1934, as amended, BCI and Newco may be deemed to have beneficially owned the Subject Securities subject to the Voting Agreement,

constituting in the aggregate approximately 56% of the outstanding shares of

Issuer Common Stock (based on the number of shares of Issuer Common Stock represented by the Issuer in the Merger Agreement to be outstanding as of

December 18, 1998).

          Newco is a wholly owned subsidiary of BCI, BCI is a subsidiary of

Borden, Borden is a wholly owned subsidiary of Borden Holdings and Borden

Holdings is a wholly owned subsidiary of BW Holdings.  Whitehall is the managing member of BW Holdings.  KKR Associates is the sole general partner of Whitehall Associates.  Therefore, Borden, Borden Holdings, BW Holdings,

Whitehall Associates and KKR Associates each has the power to direct the voting of any shares of Common Stock deemed to be beneficially owned by BCI and Newco.  As a result, Borden, Borden Holdings, BW Holdings, Whitehall

Associates and KKR Associates may each be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by BCI and Newco.

Each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene,

Tokarz, Robbins, Stuart, Gilhuly and Golkin, the general partners of KKR

Associates, has shared power to vote or direct the vote of any shares of

Common Stock deemed to be beneficially owned by KKR Associates.  As a result,

each of the general partners of KKR Associates may be deemed to beneficially own any shares of Common Stock that KKR Associates may be deemed to beneficially own.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any shares of Shares.

          (d)  See Item 4. Otherwise, not applicable.

          (e)  Not applicable.


Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

          Except as set forth in this Statement, to the best knowledge of the

Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the

Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.



Item 7.   Material to be Filed as Exhibits.


     1. Joint Filing Agreement, dated December 28, 1998, among Borden Chemical, Inc., SII Acquisition Company, Borden, Inc., Borden Holdings, Inc., BW Holdings LLC, Whitehall Associates, L.P., and KKR Associates relating to the filing of a joint statement on Schedule 13D.

     2. Agreement and Plan of Merger, dated as of December 18, 1998, by and among Borden Chemical, Inc., SII Acquisition Company, and Spurlock Industries, Inc.

     3. Voting Agreement, dated as of December 18, 1998, between Borden Chemical, Inc. and SII Acquisition Company, and Phillip
               S. Sumpter and Katherine G. Sumpter, Irvine R. Spurlock and Harold N. Spurlock, Sr., Spurlock Family Corporation, Spurlock Family Limited Partnership, Trustees u/a with Harold N. Spurlock, Sr. and Trustees u/a with Irvine R. Spurlock.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true,

complete and correct.


                                           KKR ASSOCIATES

                                           By:  /s/ Scott Stuart
                                                Name:   Scott Stuart
                                                Title:  General Partner

                                           WHITEHALL ASSOCIATES, L.P.

                                           By KKR Associates, its
                                           General Partner

                                           By:  /s/ Scott Stuart
                                                Name:   Scott Stuart
                                                Title:  General Partner

                                           BW HOLDINGS LLC

                                           By Whitehall Associates,
                                           L.P., its managing member

                                           By Borden Holdings, Inc.,
                                           attorney-in-fact

                                           By:  /s/ Phyllis Yeatman
                                                Name:  Phyllis Yeatman
                                                Title: Secretary

                                           BORDEN HOLDINGS, INC.

                                           By:  /s/ Phyllis Yeatman
                                                Name:  Phyllis Yeatman
                                                Title: Secretary

                                           BORDEN, INC.

                                           By:  /s/ Ellen G. Berndt
                                                Name:  Ellen G. Berndt
                                                Title: Secretary

                                           BORDEN CHEMICAL, INC.

                                           By:  /s/ Lawrence L. Dieker
                                                Name:  Lawrence L. Dieker
                                                Title: Vice President, General
                                                       Counsel and Secretary

                                           SII ACQUISITION COMPANY

                                           By:  /s/ Lawrence L. Dieker
                                                Name:  Lawrence L. Dieker
                                                Title: Vice President and
                                                       Secretary



DATED:  December 28, 1998

                                  SCHEDULE A

                                 BORDEN, INC.

Executive Officers and Directors:

                                               (a) Principal
                        Business               Occupation and (b)
     Name               Address                Office               Citizenship
     ----               ------                 -----------------    -----------

     C.R. Kidder       180 East Broad Street   (a)-(b) Chairman           U.S.
                       Columbus, OH 43215      of the Board,
                                               Director,  Chief
                                               Executive Officer
                                               and President of
                                               Borden, Inc.

     H.R. Kravis       9 W. 57th Street        (a) Member of KKR          U.S.
                       New York, NY 10019      & Co. LLC and (b)
                                               Director of Borden,
                                               Inc.

     A.  Navab         9 W. 57th Street        (a) Executive, Kohlberg    U.S.
                       New York, NY  10019     Kravis Roberts & Co. and
                                               (b) Director of Borden,
                                               Inc.

     C.S. Robbins      9 W. 57th Street        (a) Member of KKR & Co.    U.S.
                       New York, NY  10019     LLC and (b) Director of
                                               Borden, Inc.

     G.R. Roberts      2800 Sand Hill Road     a) Member of KKR & Co.     U.S.
                       Suite 200               LLC and (b) Director
                       Menlo Park, CA  94025   of Borden, Inc.

     S.M. Stuart       9 W. 57th Street        (a) Member of KKR & Co.    U.S.
                       New York, NY 10019      LLC and (b) Director
                                               of Borden, Inc

     W.H. Carter       180 E. Broad Street     (a)-(b) Executive Vice     U.S.
                       Columbus, OH 43215      President and Chief
                                               Financial Officer of
                                               Borden Inc.

     J.M. Saggese      180 E. Broad Street     (a)-(b) Executive Vice     U.S.
                       Columbus, OH 43215      President of Borden, Inc.,
                                               Chairman and Chief
                                               Executive Officer-Borden
                                               Chemical, Inc.

     N.A. Reardon      180 E. Broad Street     (a)-(b) Senior Vice        U.S.
                       Columbus, OH 43215      President -Human
                                               Resources
     R.P. Starkman     180 E. Broad Street     (a)-(b) Senior Vice        U.S.
                       Columbus, OH 43215      President and Treasurer

     W.F. Stoll, Jr.   180 E. Broad Street     (a)-(b) Senior Vice        U.S.
                       Columbus, OH 43215      President and General
                                               Counsel

                             BORDEN HOLDINGS, INC.


EXECUTIVE OFFICERS AND DIRECTORS:

                                                (a) Principal
                        Business                Occupation and
     Name               Address                 (b) Office          Citizenship
     ----               -------                 --------------      -----------


     C.R. Kidder        180 E. Broad Street    (a) Chairman of          U.S.
                        Columbus, OH 43215     the Board, Director,
                                               Chief Executive Officer
                                               And President of Borden,
                                               Inc. and (b) President
                                               and Director of Borden
                                               Holdings, Inc.

     H.R. Kravis        9 West 57th Street     (a) Member of KKR & Co.     U.S.
                        New York, NY  10019    LLC and (b) Director of
                                               Borden Holdings, Inc.

     G.R. Roberts       2800 Sand Hill Road    (a) Member of KKR & Co.     U.S.
                        Suite 200              LLC and (b) Director of
                        Menlo Park, CA  94025  Borden Holdings, Inc.

     C.S. Robbins       9 West 57th Street     (a) Member of KKR & Co.     U.S.
                        New York, NY  10019    LLC and (b) Director
                                               of Borden Holdings, Inc.

     S.M. Stuart        9 West 57th Street     (a) Member of KKR & Co.     U.S.
                        New York, NY  10019    LLC and (b) Director
                                               of Borden Holdings, Inc.

         A. Navab           9 West 57th Street(a) Executive, Kohlberg     U.S.
                        New York, NY  10019     Kravis Roberts & Co. and
                                              (b) Director of Borden
                                              Holdings, Inc.

     R.P. Starkman      180 East Broad Street  (a) Senior Vice President   U.S.
                        Columbus, OH 43215     and Treasurer of Borden,
                                               Inc. and (b) Vice President
                                               and Treasurer of Borden
                                               Holdings, Inc.

     E. Berndt          180 East Broad Street  (a) Secretary of Borden,    U.S.
                        Columbus, OH 43215     Inc. and (b) Secretary of
                                               Borden Holdings, Inc.

                             BORDEN CHEMICAL, INC.


EXECUTIVE OFFICERS AND DIRECTORS:


                                             (a) Principal
                     Business                Occupation and
     Name            Address                 (b) Office          Citizenship
     ----            -------                 --------------      -----------

J.M. Saggese         180 E. Broad Street     (a)-(b) Director,          U.S.
                     Columbus, OH 43215      Chairman of the
                                             Board, President
                                             and Chief Executive
                                             Officer

W.H. Carter          180 E. Broad Street    (a) Executive Vice          U.S.
                            Columbus, OH 43215   President and Chief
                                                 Financial Officer of
                                                 Borden, Inc. and
                                                 (b) Director

C.R. Kidder          180 E. Broad Street    (a) Chairman of the         U.S.
                           Columbus, OH 43215    Board, Chief Executive
                                                 Officer and President of
                                                 Borden, Inc. and
                                                 (b) Director

S.M. Stuart          9 West 57th Street     (a) Member of KKR & Co.     U.S.
                           New York, NY  10019   LLC and (b) Director

C.S. Robbins         9 West 57th Street     (a) Member of KKR & Co.     U.S.
                           New York, NY  10019   LLC and (b) Director

N.A. Reardon         180 E. Broad Street    (a) Senior Vice President   U.S.
                            Columbus, OH 43215   Human Resources of Borden,
                                                 Inc. and (b) Director

W.F. Stoll, Jr.      180 E. Broad Street    (a) Senior Vice President   U.S.
                            Columbus, OH 43215   and General Counsel of
                                                 Borden, Inc. and (b)
                                                 Director

M.E. Ducey           180 E. Broad Street    (a)-(b) Executive Vice      U.S.
                     Columbus, OH 43215     President and Chief
                                            Operating Officer

J.O. Stevning        180 E. Broad Street    (a)-(b) Executive Vice      U.S.
                     Columbus, OH 43215     President and Chief
                                            Financial Officer
W.A. Callanan        601 Meidinger Tower    (a)-(b) Executive Vice      U.S.
                     Suite 600              President
                     Louisville, KY 40202
F.R. Huber           River Road, Hwy. 18   (a)-(b) Executive Vice       U.S.
                     Donaldsonville,       President
                     LA 70346

J.L. Russ, III       520 112th Avenue NE    (A)-(b) Executive Vice      U.S.
                     Bellevue, WA 98004     President
E. Fullen            630 Glendale-Milford   (a)-(b) Vice President      U.S.
                     Road
                     Cincinnati, OH 54215

L.L. Dieker          180 E. Broad Street    (a)-(b) Vice President,     U.S.
                     Columbus, OH 43215     General Counsel and
                                            Secretary

J. Alfert            180 E. Broad Street    (a)-(b) Vice President      U.S.
                     Columbus, OH 43215      - Manufacturing and
                                             Technology
K.J. Smullen         180 E. Broad Street    (A)-(b) Vice President      U.S.
                     Columbus, OH 43215     and Chief Information
                                            Officer

J.A. Sonnett         180 E. Broad Street    (a)-(b) Vice President      U.S.
                     Columbus, OH 43215      - Human Resources
D.E. Strayer         520 112th Avenue NE    (a)-(b) Vice President -    U.S.
                     Bellevue, WA 98004     Environment, Safety
                                            and Health

E.H. Inbusch         180 E. Broad Street   (a)-(b) Treasurer            U.S.
                     Columbus, OH 43215

                            SII ACQUISITION COMPANY


EXECUTIVE OFFICERS AND DIRECTORS:

                                                (a) Principal
                     Business                   Occupation and (b)
Name                 Address                    Office              Citizenship
----                 --------                   -----------------   -----------
      M.E. Ducey           180 E. Broad Street(a) Executive Vice         U.S.
                            Columbus, OH 43215President and Chief
                                              Operating Officer of
                                              Borden Chemical, Inc.
                                              and (b) Director and
                                              President

      J.O. Stevning        180 E. Broad Street (a) Executive Vice        U.S.
                            Columbus, OH 43215 President and Chief
                                               Financial Officer of
                                               Borden Chemical, Inc.
                                               and (b) Director

      J.L. Russ, III       180 E. Broad Street (a) Executive Vice        U.S.
                            Columbus, OH 43215 President of Borden
                                               Chemical, Inc. and
                                               (b) Vice President

      L.L. Dieker          180 E. Broad Street (a) Vice President,       U.S.
                            Columbus, OH 43215 General Counsel and
                                               Secretary of Borden
                                               Chemical, Inc. and (b)
                                               Vice President and
                                               Secretary

      E.H. Inbusch         180 E. Broad Street (a) Treasurer of Borden   U.S.
                            Columbus, OH 43215 Chemical, Inc. and
                                               (b) Treasurer

                                  SCHEDULE B







                                                                    Subject
Stockholder                                                          Shares
-----------                                                          ------


The Spurlock Family Limited Partnership                           3,339,800
Phillip S. and Katherine G. Sumpter                                  30,000
The I. Spurlock Trust                                                20,000
The M. Spurlock Trust                                               306,000
                                                                  ---------
          Totals                                                  3,695,800
                                                                  ---------
                                                                  ---------

                               INDEX TO EXHIBITS



Exhibit
Number         Description of Exhibits
-------        -----------------------

   1. Joint Filing Agreement, dated December 28, 1998, among Borden Chemical, Inc., SII Acquisition Company, Borden, Inc., Borden Holdings, Inc., BW Holdings LLC, Whitehall Associates, L.P., and KKR Associates relating to the filing of a joint statement on Schedule 13D.

   2. Agreement and Plan of Merger, dated as of December 18, 1998, by and among Borden Chemical, Inc., SII Acquisition Company, and Spurlock Industries, Inc.

   3. Voting Agreement, dated as of December 18, 1998, between Borden Chemical, Inc. and SII Acquisition Company, and Phillip
               S. Sumpter and Katherine G. Sumpter, Irvine R. Spurlock and Harold N. Spurlock, Sr., Spurlock Family Corporation, Spurlock Family Limited Partnership, Trustees u/a with Harold N. Spurlock, Sr. and Trustees u/a with Irvine R. Spurlock.

                                   EXHIBIT 1
                                   ---------

                            JOINT FILING AGREEMENT
                            ----------------------

          We, the signatories of the statement on Schedule 13D to which this

Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

                                           KKR ASSOCIATES

                                           By:  /s/ Scott Stuart
                                                Name:   Scott Stuart
                                                Title:  General Partner

                                           WHITEHALL ASSOCIATES, L.P.

                                           By KKR Associates, its
                                           General Partner

                                           By:  /s/ Scott Stuart
                                                Name:   Scott Stuart
                                                Title:  General Partner

                                           BW HOLDINGS LLC

                                           By Whitehall Associates,
                                           L.P., its managing member

                                           By Borden Holdings, Inc.,
                                           attorney-in-fact

                                           By:  /s/ Phyllis Yeatman
                                                Name:  Phyllis Yeatman
                                                Title: Secretary

                                           BORDEN HOLDINGS, INC.

                                           By:  /s/ Phyllis Yeatman
                                                Name:  Phyllis Yeatman
                                                Title: Secretary

                                           BORDEN, INC.

                                           By:  /s/ Ellen G. Berndt
                                                Name:  Ellen G. Berndt
                                                Title: Secretary

                                           BORDEN CHEMICAL, INC.

                                           By:  /s/ Lawrence L. Dieker
                                                Name:  Lawrence L. Dieker
                                                Title: Vice President, General
                                                       Counsel and Secretary

                                           SII ACQUISITION COMPANY

                                           By:  /s/ Lawrence L. Dieker
                                                Name:  Lawrence L. Dieker
                                                Title: Vice President and
                                                       Secretary



DATED:  December 28, 1998